One Astoria Federal Plaza Lake Success, NY 11042-1085 (516) 327-3000

January 24, 2008

Sent via Edgar filing

Mr. Christian N. Windsor
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Astoria Financial Corporation Definitive 14A Filed April 10, 2007 File No. 01-11967

Dear Mr. Windsor:

On behalf of Astoria Financial Corporation (the “Company”), I acknowledge receipt of your letter dated January 8, 2008 addressed to George L. Engelke, Jr., Chief Executive Officer, concerning the above referenced matter.

While we are disappointed that the Securities and Exchange Commission (“SEC”) staff does not agree with our interpretation of the application of Instruction 5 to Item 404, the Company will in future filings conform to the SEC’s requested disclosure for related party transactions.

Specifically, for those related parties with a discounted rate loan with respect to whom the Company cannot make the specific statement required by Instruction 4 to Item 404, a table will be included in the Transactions with Related Party section of our future proxy statements which sets forth, by individual, the information required by Item 404(a)(5).

Very truly yours,

/S/ Alan P. Eggleston
Alan P. Eggleston
Executive Vice President, Secretary and General Counsel